EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                   April 9, 2008

TEL AVIV STOCK EXCHANGE               SECURITIES AUTHORITY

www.tase.co.il                        www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

      Subject of the Event: Submitting of the Privatization Proposal to the
                     Ministerial Committee for Privatization

1. Pursuant to the notice of the spokesman for the Minister of Finance that was publicized yesterday on the internet site of the Ministry of Finance - Information and Publicity, the Minister of Finance, Mr. Roni Bar-On, submitted on April 8, 2008 to the Ministerial Committee for Privatization Matters a blueprint for the privatization of the Bank, and this further to governmental resolutions from September 1, 2002, August 21, 2003 and October 26, 2005.

     It is stated in the notice, among other things, that pursuant to the privatization blueprint the Bank's shares will be sold as a single unit, by way of a private sale, to an investor or a group of investors from Israel and/or abroad and this as part of a comprehensive sale blueprint for the transfer of all of the shares of the Bank to a purchaser, including those held by the public. The sale of the shares shall take place within the framework of an arrangement based upon Section 350 of the Companies Law and it shall be submitted for the approval of the court. Governmental entities, including governmental companies, governmental subsidiary companies and "mixed" companies, shall not participate in the sale process, directly or indirectly, alone or together with others. Until the completion of the sale, the Bank shall continue to collect its credit portfolio.

     The notice further points out that the privatization resolution was coordinated with the Bank of Israel and has the support of the Ministry of Industry, Trade and Employment and the Board of Directors of the Bank.

     Details concerning the position of the Board of Directors were given within the framework of the Immediate Report issued on March 16, 2008.

2. The date and time when the Company was first made aware of the event or matter:

     April 8, 2008 at 4:00 P.M.